TATA

02055853

Fax : 001-202-942-9634

October 30, 2002
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

RECD S.E.C.
NOV - 4 2002
1086

SUPPL

Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

> "This is to inform you that, at the Board Meeting held today, the Board placed on record the Unaudited Results for the second quarter and half year ended September 30, 2002 of the Accounting Year 2002-2003.
>
> As required under the revised Clause 41 of the Listing Agreement with The Stock Exchange, Mumbai, please find enclosed :-
>
> (a) the Unaudited Results for the second quarter and half year ended September 30, 2002.
> (b) the Press Release issued by the Company."

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 2867244 or by facsimile at (91-22) 2042408 if you have any questions or require additional information.

Yours faithfully,
Tata Engineering and Locomotive Co. Ltd.

Praveen P Kadle
Executive Director
(Finance & Corporate Affairs)

Encl:

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5474

For immediate use **PRESS RELEASE**

Mumbai, October 30, 2002

Tata Engineering continues major turnaround in performance
2nd Quarter Profit of Rs.58.80 crores

II Quarter

Tata Engineering reported a Profit Before Tax of Rs.107.91 crores for the second quarter ended September 30, 2002 against a Loss of Rs.61.83 crores (after an amortisation charge of Rs.24.89 crores and extra-ordinary item of Rs.9.25 crores) in the same period last year. This has been achieved through a continued and significant improvement in performance, both as compared to the same period last year and to the first quarter this year. Higher volumes, a better product mix, continued cost reduction efforts and other financial measures helped the Company to improve its operating margins (net of excise) to 12.08 %, the highest in the last 14 quarters (8.42% in the same period last year and 11.52% in the first quarter this year). The Profit After Tax for the second quarter, after making a provision of Rs.49.11 crores towards deferred and current tax, is Rs.58.80 crores (against a loss of Rs.61.83 crores in the same period last year).

The total revenue for the quarter was Rs.2575.72 crores (against Rs.2054.48 crores in the same period last year) representing a 25.4% growth. Sales of commercial vehicles in the quarter increased to 24222 nos., an increase of 22.1% over the same period last-year. The EX series of Heavy and Medium Commercial Vehicles and the 207 DI launched in August were received extremely well in the market and will further help the Company to consolidate its gains in market share. Sales of passenger vehicles were 29018 nos. indicating a 41.8% growth over the same period last year, and a market share of 16% in the passenger vehicle market. The Indica continued its significant growth during this quarter (57% over the same period last year), with sales of over 23000 cars.

Half Year

The Company's revenues at the end of the first half of the year 2002-03 improved by 24.3% to Rs. 4662.96 crores as compared to Rs.3751.86 crores in the same period of last year. The Profit Before Tax for the first half of the current year was Rs. 146.76 crores as compared to a loss

of Rs. 160.73 crores in the same period last year. Commercial vehicle sales in the first half were 45598 nos., an increase of 32% over 34537 nos. sold in the first half of last year. The Company improved its market share to 55% from 54% in this period. The total sales of passenger vehicles during the first half of this fiscal were 46609 nos., representing an increase of 19.5% over 39019 nos. sold during the same period last year. Indica sales were 35078 nos. as against 27533 nos. sold in the same period last year, an increase of 27.4%. The Indica's market share improved to 23% (21% same period last year) in the compact car segment.

The unaudited financial results for the six months ended September 2002 are enclosed.

- Ends --

Issued by:
V Krishnan
Vice President
Corporate Communications
Tata Engineering and Locomotive Company Limited
Phone: 2044566; Fax: 2854657
E-mail: vkrishnan@telco.co.in

TATA

TATA ENGINEERING & LOCOMOTIVE COMPANY LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2002

	Particulars		Quarter ended September 30,		Six months ended September 30,		Year Ended March 31,2002
			2002	2001	**2002**	2001	(Audited)
(A)							
1	Vehicle Sales:(in Nos.)						
	Commercial vehicles		**23719**	18882	**44920**	33217	80687
	Passenger Cars and Utility vehicles		**28969**	20447	**46525**	38984	88610
	Exports		**2420**	2701	**4429**	5027	13927
			55108	42030	**95874**	77228	183224
2	Vehicle Production:(in Nos.)						
	Commercial vehicles		**24654**	19915	**48356**	37184	90386
	Passenger Cars and Utility vehicles		**29501**	21974	**47874**	40089	92215
			54155	41889	**96230**	77273	182601
3	Export Turnover (at F.O.B. value)	Rs. Crores	**110.32**	134.05	**218.78**	237.83	620.21
		US $ M	**22.80**	28.01	**45.22**	49.70	128.02
(B)			(Rupees Crores)				
1	**Net Sales/Income from operations**		**2575.72**	2054.48	**4662.96**	3751.86	**8894.80**
2	Total Expenditure						
	(a) (Increase) / Decrease in stock in trade and work in progress		**49.09**	35.80	**(18.52)**	(63.63)	49.03
	(b) Consumption of Raw Materials & Components		**1294.53**	1078.19	**2424.87**	2105.28	4716.47
	(c) Staff Cost		**176.03**	147.95	**338.99**	291.18	691.64
	(d) Excise Duty		**414.48**	330.73	**753.99**	605.80	1389.29
	(e) Other expenditure		**380.51**	316.75	**701.13**	541.92	1308.28
	(f) Sub Total 2(a) to 2(e)		**2314.64**	1909.42	**4200.46**	3480.55	8154.71
3	**Operating Profit [1-2]**		**261.08**	145.06	**462.50**	271.31	**740.09**
4	Other Income		**3.99**	13.71	**10.93**	20.37	23.26
5	Interest						
	(a) Gross Interest		**83.10**	111.45	**168.91**	223.47	434.55
	(b) Capitalisation of Interest and other receipts		**(15.93)**	(10.18)	**(21.71)**	(20.15)	(52.32)
	(c) Net Interest		**67.17**	101.27	**147.20**	203.32	382.23
6	Amortisation of Deferred Revenue Expenditure		-	24.89	-	57.17	89.83
7	Depreciation		**89.99**	85.19	**179.47**	174.66	354.68
8	**Profit/(Loss) for the year before extraordinary/ exceptional items [3+4-5-6-7]**		**107.91**	(52.58)	**146.76**	(143.47)	**(63.39)**
9	Extraordinary/Exceptional Items						
	(a) Provision for Contingencies		-	-	-	-	20.00
	(b) Employee Separation Cost		-	9.25	-	17.26	25.82
	(c) Sub Total 9(a) and 9(b)		-	9.25	-	17.26	45.82
10	**Profit/(Loss) Before Tax [8-9]**		**107.91**	(61.83)	**146.76**	(160.73)	**(109.21)**
11	Less: Provision for Taxation						
	(a) Current Tax		**5.60**	-	**5.60**	-	-
	(b) Deferred Tax		**43.51**	-	**54.33**	-	(55.48)
	(c) Sub Total of 11(a) and 11(b)		**49.11**	-	**59.93**	-	(55.48)
12	**Profit/(Loss) After Tax [10-11]**		**58.80**	(61.83)	**86.83**	(160.73)	**(53.73)**
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		**319.82**	255.90	**319.82**	255.90	319.82
14	Reserves excluding Revaluation Reserve						2145.24
15	Basic EPS (not annualised)	Rupees	**1.84**	(2.28)	**2.72**	(5.92)	(1.98)
	Diluted EPS (not annualised)	Rupees	**1.82**	(2.28)	**2.69**	(5.92)	(1.98)
16	Aggregate of Non-Promoter Shareholding						
	- Number of Shares		**216776825**	190241879	**216776825**	190241879	216785867
	- Percentage of shareholding		**67.79%**	74.35%	**67.79%**	74.35%	67.79%

1) The sales performance and operating margins continued to show improvements.

2) Figures for the previous periods have been regrouped wherever necessary.

3) Consequent to the adjustment of the unamortised balances as of March 31, 2002 against Securities Premium Account, charge towards amortisation of Deferred Revenue Expenditure and Employee Separation Cost during the current period is NIL (Rs.74.43 crores for previous period April - September'01).

4) During the quarter, the Company has revised the depreciation rates for motor cars and laptop computers with effect from April 1st 2002. Consequently, the depreciation charge in the current period is higher by Rs.4.22 crores.

5) Following is the status on utilisation of proceeds of Issues of the Rights - Convertible and Non Convertible Debentures (including proceeds on warrants to be exercised) of Rs.979 crores, and internal accruals of Rs.328 crores.

	Particulars	Planned FY 01-02 to 03-04 (Rs. Crores)	Actual upto Sept 30,2002 (Rs.Crores)
(a)	Capital expenditure, Product development expenditure and strategic Investment	780	301
(b)	Prepayment/Repayment of borrowings	527	560
	Total	1307	861

6) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single segment.

7) The Statutory Auditors have carried out a Limited Review of the results stated in (B) above for the half year ended September 30, 2002.

8) The above results have been taken on record in the Board Meeting of date.

Tata Engineering and Locomotive Company Limited

Praveen P Kadle
Executive Director (Finance & Corporate Affairs)

Mumbai , October 30, 2002.